SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

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Yes	☐	No	☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol's Board of Directors Has Three New Members

BOGOTA, Colombia, Aug. 24 /PRNewswire-FirstCall/ -- Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; TSX: EC; BVL: EC) has announced that the Minister of Finance and Public Credit, Juan Carlos Echeverry; the Minister of Mines and Energy, Carlos Rodado; and the Director of the National Planning Department, Hernando Jose Gomez, were appointed as members of Ecopetrol's Board of Directors during yesterday's ordinary board meeting.

The new members replace the heads of the same departments in the previous administration, namely Oscar Ivan Zuluaga, Hernan Martinez, and Esteban Piedrahita.

Ecopetrol is Colombia's largest company and a vertically integrated crude oil and natural gas company. Ecopetrol is among the top 40 oil companies in the world and the four largest oil companies in Latin America. In addition to having operations in Colombia where it generates over 60% of the country's production, it has operations in Brazil, Peru and the US (Gulf of Mexico).  Ecopetrol owns the largest refinery in Colombia, the majority of the network of pipelines and polyducts, and continues to significantly increase its participation in biofuels.

Forward looking statements

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the Company and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

For additional information, please contact:
Investor Relations Director
Alejandro Giraldo
Telephone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations
Mauricio Tellez
Telephone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co
Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   August 24, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer